

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

November 3, 2009

Steven M. Gluckstern
Chairman, President, Chief Executive Officer and Chief Financial Officer
Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, NJ 07645

>   **Re: Ivivi Technologies, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 15, 2009**
>   **File No. 001-33088**

Dear Mr. Gluckstern:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. Also, please consider the impact of your updating requirements on the pro forma financial statements included in this filing.

Proxy Statement, page 1

2.   If the proposed transactions will result in your common stockholders receiving no value for their shares and the only manner in which stockholders can receive value in connection with the proposals - other than selling their shares - is to exercise dissenters' rights, please highlight this fact prominently on this page.

Summary, page 2

Buyer and Ajax Capital, page 2

3.   We note your disclosure on page 2 that Ivivi Technologies, LLC is an entity "associated" with Steven Gluckstern, your chairman and chief executive officer. We also note that the Asset Purchase Agreement, which is attached as Annex A, contemplates the filing of a Schedule 13E-3. Please provide us with your analysis as to whether the asset sale would constitute a Rule 13e-3 transaction. In your response, please address whether the transaction will have the going-private effect described in Rule 13e-3(a)(3)(ii)(A).

4.   Please revise your disclosure here and throughout to clarify and explain the association between Mr. Gluckstern and Ivivi Technologies, LLC.

5.   Please revise your disclosure here and throughout to clarify and explain the relationship between Ajax Capital LLC and Ivivi Technologies, LLC. In particular, but without limitation, please explain why Ajax Capital LLC is providing the unconditional and irrevocable guaranty to Ivivi Technologies, LLC.

Effects on the Company if the Sale of the Business is Completed…, page 2

6.   We note your disclosure here and elsewhere that the board of directors may elect to liquidate after completion of the asset sale. Please revise to clarify whether the board would seek shareholder approval to effect any future liquidation. If applicable law requires shareholder approval of liquidation and you do not intend to submit the liquidation proposal in the future, please present it as a separate proposal in your proxy statement and on your proxy card.

7.   With a view toward clarified disclosure, please tell us the amount to be paid to affiliates as part of the repayment of creditors and liquidation.

Purchase Price, page 3

8.   Please revise to disclose the amount of the indebtedness owed to Emigrant Capital as of a recent date. If that amount may change materially before the closing,

please also disclose the reasons for the potential change and a reasonable range of potential repayment amounts.

Interests of Certain Persons in the Sale of the Business, page 3

9.   Please highlight in your summary the material interests mentioned in Item 5 of Schedule 14A. Include the amount of the purchase price that will be paid to each of your affiliates, including the amount to be paid to your CEO based on the participation arrangement mentioned on page 18.

Cautionary Statement Regarding Forward-Looking Statements, page 13

10.   Please do not invoke a statutory safe harbor that is not applicable. See for example, Exchange Act Section 21E(b)(1)(C).

Background of the Sale of the Business, page 17

11.   Please revise your disclosure to describe how the consideration and structure of the asset purchase agreement evolved from the initial non-binding proposal on August 19, 2009 until the execution of the asset purchase agreement on September 24, 2009. In particular, we note that the August 19, 2009 proposal provided that shareholders would receive $.02 per share. Please disclose when Ajax determined that it would not provide consideration to shareholders and the reason for this determination. Please disclose whether the special committee attempted to negotiate to provide for consideration to shareholders and why they ultimately approved the transaction absent such consideration.

Recommendation of the Special Committee and the Board of Directors page 22

12.   We note that Annex B indicates that the financial advisor did not provide an opinion regarding the liquidation value of the company. With a view toward disclosure, please tell us whether the board or committee analyzed the liquidation value of the company. Also tell us the results of any such analysis. If the board did not consider the liquidation value, please tell us reason for excluding it from the analysis.

Opinion of the Company's Financial Adviser, page 24

13.   Refer to the third paragraph. Please clarify whether the final, executed form of the agreement differed in any material respect from the draft that the financial advisor examined.

14.   We note the disclaimer by financial advisor relating to information used in its analyses. While it may be acceptable to include qualifying language concerning

subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

15. Please provide us all copies of the material that the financial advisor provided to the board or the special committee.

Financial Analyses, page 25

16. From your disclosure on page 26 regarding the analyses that the financial advisor did not find useful, it appears that Foundation based its opinion solely on the fact that you have been unable to attract another investor or buyer. Please clarify how this analysis supports the advisor's conclusions. From your current disclosure, it appears that the advisor would have determined that any amount of consideration paid in the transaction would support its conclusions.

Other Information, page 26

17. Please clarify when the balance of the financial advisor's fee is due and whether the balance is contingent upon closing of the transaction.

Appraisal and Dissenters' Rights, page 27

18. Please fill in the blanks throughout your document related to the location of your disclosure regarding appraisal rights.

Interests of Certain Persons in the Sale of the Business, page 27

19. We note your disclosure that Mr. Gluckstern and an unnamed consultant, who is also employed by you and affiliated with Ivivi Technologies, LLC, entered into a participation agreement with Emigrant. Please revise to explain in greater detail the nature and terms of this participation agreement. In particular, please revise to clarify the right of Mr. Gluckstern and the unnamed consultant/employee to participate with Emigrant in the note issued in connection with the loan. Please also tell us the identity of the unnamed consultant/employee and the nature of all relationships between you and that person.

20. Refer to the last sentence of this section. Please disclose the nature of the restrictions on Mr. Gluckstern's shares, the current vesting schedule, and the number of shares that are subject to the accelerated vesting. Also, given the value that shareholders are expected to receive in connection with this transaction, please tell us why the Mr. Gluckstern sought this provision in his termination agreement.

21.   Please revise to disclose Kathryn Clubb's relationship to Ivivi. Also tell us about all interest Ms. Clubb has in the proposals and whether those interests are required to be disclosed in your proxy statement.

22.   Please tell us what material provisions of the agreements that are addressed by your statement "among other things." Please provide us copies of the agreements.

Voting Agreement, page 39

23.   Please revise to identify all shareholders who entered into the Voting Agreement. For each stockholder, please also disclose the number of shares subject to the Voting Agreement that can be voted at the meeting.

24.   Please provide us your analysis regarding how you complied with the proxy rules in connection with obtaining the voting agreements.

25.   Please also provide us support for the 39.5% and 51.3% figures you disclose.

Notice of Dissent, page 41

26.   We note the last paragraph of this section in which you indicate that shareholders must vote against Proposal 1 or abstain. Please clarify whether abstaining shareholders who do not return a proxy card will satisfy this requirement. Also include all disclosure required by Instruction 1 to Schedule 14A Item 3.

Unaudited Condensed Consolidated Financial Information, page 45

27.   Pro forma presentation of all periods (two years and the latest interim period for a smaller reporting company) is required for discontinued operations that are not yet required to be (and have not been) reflected in your historical financial statements. Since the Asset Purchase Agreement transaction has not yet been reflected in your historical statements as a discontinued operation under SFAS 144 for both fiscal 2009 and 2008, please revise the filing to also include a pro forma income statement for your fiscal year ended March 31, 2008.

28. Please note that Rule 11-02 (b)(5) of Regulation S-X indicates "The pro forma condensed income statement shall disclose *income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction.* Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately." Tell us why you believe the pro forma income statements you present herein comply with the referenced guidance. In this regard, we note your June 30, 2009 income statements appear to reflect discontinued operations treatment for the Asset purchase transaction.

29. We see that the historical financial statements presented herein are adjusted to disclose your entire business as a discontinued operation held for sale and to disclose the disposition of the business. For a disposition transaction, the pro forma financial information should begin with the GAAP historical financial statements of the existing entity and show the impact of the disposition (or other elimination) of the business to be divested along with the pro forma adjustments necessary to arrive at the remainder of the existing entity. Refer to Article 11 of Regulation S-X. Please tell us why the pro form financial statements presented herein include the column labeled "Assets and Liabilities Held for Sale" and how the presented financial statements and related adjustments properly reflect the divestiture of your business. Specifically we note that you are only providing an adjustment related to the Assets of the discontinued operation, held for sale. Please clarify how your current presentation is compliant with Article 11 of Regulation S-X and meaningful to investors.

Notes to Unaudited Pro Forma Condensed Financial Information, page 50

30. Please refer to adjustment B-2. Please revise the filing to clearly describe each of the pro forma adjustments separately, including the additional interest expense of $28,217, the accrued interest expense balance of $205,783 and any gain on disposition (as reflected in your pro forma balance sheet adjustments).

Security Ownership of Certain Beneficial Owners, page 54

31. Please revise your disclosure to identify the persons with voting and/or dispositive power over the shares referenced in footnotes 1 and 8.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Steven M. Skolnick, Esq.